

June 28, 2010

Mr. Curtis W. Hicks
Chief Financial Officer
Vermilion Energy Trust
2800, 400 – 4th Avenue S.W.
Calgary, Alberta Canada T2P 0J4

     Re: **Vermilion Energy Trust**
              Form 40-F for the Fiscal Year Ended December 31, 2009
              Filed March 24, 2010
              File No. 0-50832

Dear Mr. Hicks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2009

Note - 8 Income Taxes, page 18

1.   We note your disclosures regarding the composition of your future income tax assets and liabilities. Please clarify the following:

   - Please explain the change in future income tax assets relative to asset retirement obligations and capital assets in 2009 compared to 2008. Clarify why these amounts were zero in 2008.

- Please explain why your subtotal for "Non-current future income tax asset" is zero in 2008.

- Please clarify for us how the components of your future income tax assets and liabilities net to the asset and liability subtotals you present in your note.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief